UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 0-6964
21ST CENTURY INSURANCE GROUP
(Exact name of registrant as specified in its charter)
6301 Owensmouth Avenue, Woodland Hills, California 91367, (818) 704-3700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, Par Value $0.001
5.9% Senior Notes, due December 15, 2013
(Title of each class of securities covered by this Form)
N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:
Common Stock, Par Value $0.001 — Five
5.9% Senior Notes, due December 15, 2013 — Twenty-nine
Pursuant to the requirements of the Securities Exchange Act of 1934 21st Century Insurance Group has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

21st Century Insurance Group

Date:	October 9, 2007	By:	/s/ Michael J. Cassanego

Michael J. Cassanego
Senior Vice President and Secretary
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (12-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.